Exhibit 99.1

Caledonia Mining Corporation Plc

Blanket Mine Q4 and FY 2025 Production and FY 2026 Guidance

Blanket production meets guidance and continues to invest in growth

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, January 14 2026 - Caledonia Mining Corporation Plc ("Caledonia" or "the Company") announces Blanket Mine ("Blanket") gold production for the quarter (“Q4 2025”) and year (“FY 2025”) ended December 31, 2025.  All production numbers are expressed on a 100 per cent basis and are subject to final assays by the refiner. The Company also provides guidance for the year ending December 31, 2026 (“FY 2026”) in respect of production, costs and capital expenditure for Caledonia and its group of companies (the “Group”).

Q4 and FY2025 Highlights

•	FY 2025 Blanket gold production of 76,213 ounces met increased guidance (75,500 – 79,500 ounces) and was nearly identical to the prior two years.
•	Q4 2025 production was 17,367 ounces (fourth quarter of 2024 (“Q4 2024”): 19,841 ounces). Production in the second half of 2025 was adversely affected by lower tonnages from higher grade areas (which is being addressed) and interruptions in the electricity supply at the end of the quarter.
•	Milling throughput remained robust, offsetting some grade pressure.

FY 2026 Guidance

Production:.

•	Blanket gold production guidance: 72,000 – 76,500 ounces[1].
•	Quarterly production profile expected to be stronger in the second half of the year as higher-grade areas increasingly come on stream.

Cost Guidance:

•	On-mine cash cost: US$1,500 to US$1,700 per ounce sold.
•	All-in sustaining cost (“AISC”): US$2,100 to US$2,300 per ounce sold.
•	Cost guidance for 2026 is higher than guidance for 2025 and actual costs incurred in the first nine months of 2025 due to:
○	Inflationary pressures on consumables and labour.
○	Higher operating costs across mining, milling, engineering, and administration
○	Increased sustaining capital expenditure for infrastructure, equipment, and safety.
○	Ongoing investment in business improvement, risk management, and operational reliability.
○	Enhanced maintenance and planned equipment replacement.

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1 Refer to “S-K 1300 Technical Report Summary on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia and filed by the Company on EDGAR as an exhibit to its annual report on Form 20-F on May 15, 2024; and “NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” with effective date December 31, 2023 prepared by Caledonia and filed by the Company on SEDAR+ on May 15, 2024

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Capital Expenditure:

•	Projected capital expenditure in 2026 mainly relates to sustaining capital at Blanket and the planned commencement of the Bilboes development project.

•	Total Group capital expenditure is projected to be US$162.5 million, comprising:

○	Sustaining Capital (US$26.6 million: Group, US$26.1 million: Blanket):

▪	Underground mine development: US$7.7 million
▪	Engineering (equipment, power, water/sewerage): US$4.0 million
▪	Business improvement initiatives: US$3.0 million
▪	Milling/processing upgrades: US$2.3 million
▪	Risk management: US$2.3 million
▪	Special project (mine housing development): US$2.0 million
▪	Mineral resource management (exploration, drilling): US$1.9 million
▪	Other projects (in various departments): US$3.4 million

○	Growth Capital (US$135.9 million: Group):
■	Bilboes development project: US$132 million (subject to Caledonia board approval and funding)
■	Motapa exploration: US$3.8 million

The capital expenditure plan continues to prioritise operational reliability, safety, and long-term value, with significant allocations for both sustaining and growth projects, ensuring Blanket remains well-positioned for consistent production and future growth.

Funding initiatives in respect of the capital requirements for the Bilboes project are well progressed.

Sustaining capital expenditure may increase by approximately $11 million to implement a long- term solution to the recurring power interruptions and poor power quality which Blanket has experienced over several years. These factors have resulted in interruptions to production and elevated operating costs due to the requirement to use stand-by diesel generators to supplement shortfalls in power provided by the grid and the existing solar facility. This further capital expenditure is subject to finalisation of technical studies and financial evaluations and will be subject to approval by Caledonia's board.

Cost guidance for FY 2026 reflects higher direct operating costs at Blanket compared with the first nine months of 2025, primarily due to inflation and increased costs in the following departments:

•	mining, where higher headcount and increased underground development have raised costs;
•	milling and processing department, which faces higher consumable prices and additional maintenance; and
•	engineering department, which is investing in equipment upgrades and infrastructure reliability.

General and administrative expenses have increased, driven by inflation related salary adjustments and rising compliance requirements. At the same time, the Group continues to invest strategically in mineral resource management, safety initiatives, and risk management programs to support ongoing exploration, enhance operational safety, and strengthen long-term mine planning. The capital expenditure plan continues to prioritise operational reliability, safety, and long-term value, with significant allocations for both sustaining and growth projects, ensuring Blanket remains well-positioned for consistent production and future growth.

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Mark Learmonth, Chief Executive Officer, said:

“We are pleased to report that Blanket has once again delivered production in line with guidance, demonstrating the resilience and operational excellence of our team. The FY 2026 production guidance of 72,000 – 76,500 ounces reflects the increased consistency we are focussed on from Blanket.

Our FY 2026 budget reflects our commitment to sustained investment in both our core operations and future growth. The planned capital expenditure will support ongoing production at Blanket and advance the development of the Bilboes project and exploration at Motapa where we see long term, value enhancing synergies with Bilboes. We remain focused on investing in safety and delivering long-term value for all our stakeholders.”

Craig James Harvey, MGSSA, MAIG, Caledonia Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Craig James Harvey is a "Qualified Person" as defined by each of (i) the Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects and (ii) sub-part 1300 of Regulation S-K of the U.S. Securities Act.

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

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Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

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Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the successful implementation of mine plans, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and Caledonia’s experience of project development in Zimbabwe and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's plans and assumptions. Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

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